United States Securities and Exchange Commission

                             Washington, D.C. 20549



                                    Form 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934

                   For the fiscal year ended December 31, 2002
                                             -----------------

                                       or
                                       --

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



                  For the transition period from _____ to ____



                        Commission file number 001-11 001
                                               ----------


                          Citizens 401(k) Savings Plan
                          ----------------------------

                            (Full title of the Plan)



                         Citizens Communications Company
                         -------------------------------

                                3 High Ridge Park
                                -----------------
                                  P.O.Box 3801
                                  ------------
                               Stamford, CT 06905
                               ------------------


                     (Name of issuer of the securities held
                      pursuant to the Plan and the address
                      of its principal executive offices)

                          CITIZENS 401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)


                          CITIZENS 401(k) SAVINGS PLAN



                                Table of Contents



                                                                                                             Page
                                                                                                             ----

Independent Auditors' Report                                                                                   1

Financial Statements:

     Statements of Net Assets Available for Benefits - December 31, 2002 and 2001                              2

     Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2002            3

Notes to Financial Statements                                                                                4-11

Supplemental Schedules:*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2002                      12

Schedule G, Part III - Schedule of Nonexempt Transactions for the Year Ended December 31, 2002                13

Signature                                                                                                     14

Independent Auditors' Consent                                                                                 15

Exhibits:

 99.1 - 99.2   Certifications  pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.




* Schedules required by Form 5500 that are not applicable have not been included


                          Independent Auditors' Report




To Citizens Communications Company,
The Plan Administrator of the Citizens 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Citizens 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) and schedule of nonexempt transactions for the year ended December 31, 2002 are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         /s/ KPMG LLP



New York, New York
June 26, 2003


                                               CITIZENS 401(k) SAVINGS PLAN
                                      Statements of Net Assets Available for Benefits
                                                December 31, 2002 and 2001

                                                                              2002                  2001
                                                                       -------------------   ----------------
Assets:
     Investments (note 3):
        Citizens Communications Company common stock                    $   60,119,769       $   67,504,651
        Global Crossing common stock                                            26,537            1,408,877
        Mutual funds                                                        58,521,443           59,234,897
        Collective trusts                                                   86,039,828           94,513,180
        Guaranteed investment contracts                                      5,262,731            6,759,527
        Participant loans                                                    8,348,562            9,830,137
                                                                       ---------------      ---------------
                 Total investments                                         218,318,870          239,251,269
     Receivables:
        Employer contribution                                                  121,075              306,038
        Participant contributions                                              383,518              709,457
                                                                       ---------------      ---------------
                 Total receivables                                             504,593            1,015,495
                                                                       ---------------      ---------------

                 Net assets available for benefits                      $  218,823,463       $  240,266,764
                                                                       ===============      ===============



                See accompanying notes to financial statements.


                          CITIZENS 401(k) SAVINGS PLAN
             Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2002


Additions to net assets attributed to:                                              2002
                                                                             -------------------
     Investment income:
        Dividends                                                            $      3,825,863
        Interest                                                                      593,497
        Net depreciation in fair value of investments (note 3)                    (26,028,790)
                                                                             -------------------
                                                                                  (21,609,430)
                                                                             -------------------
     Contributions:
        Participant                                                                21,361,052
        Employer                                                                    6,757,081
        Rollover                                                                      993,921
                                                                             -------------------
                                                                                   29,112,054
                                                                             -------------------
                 Total additions                                                    7,502,624
                                                                             -------------------
Deductions to net assets attributed to:
     Benefits paid to participants                                                (22,356,024)
     Rollover (note 1)                                                             (6,578,680)
     Miscellaneous expenses                                                           (11,221)
                                                                             -------------------
                 Total deductions                                                 (28,945,925)
                                                                             -------------------
Net decrease in assets available for benefits                                     (21,443,301)
Net assets available for benefits:
     Beginning of year                                                            240,266,764
                                                                             -------------------
     End of year                                                             $    218,823,463
                                                                             ===================



                See accompanying notes to financial statements.

                          Citizens 401(k) Savings Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)  Description of the Plan

     General

     The following description of the Citizens 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     (a)  Background

          The Plan is a voluntary defined contribution plan sponsored by Citizens Communications Company (the "Company"). Under the terms of the Plan, bargaining or nonbargaining employees who have attained six months through June 30, 2001 or three months subsequent to July 1, 2002 of continuous service are eligible to participate in the Plan. At December 31, 2002 there were 6,753 employees eligible to participate in the Plan and 5,091 active employees participating in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          On January 15, 2002, the Company completed the sale of its water and wastewater operations to American Water Works, Inc. ("American Water"). In conjunction with the sale, a significant number of the Company's employees became employees of American Water. As a result, the balances of the participant accounts of those employees in the amount of $6,513,266 was transferred to the Savings Plan for Employees of American Water Works Company, Inc., sponsored by American Water, on May 1, 2002.

          On November 1, 2002, the Company completed the sale of its Kauai electric division to Kauai Island Utility Cooperative (KIUC). In conjunction with the sale, the balances of participant accounts of those employees in the amount of $22,270 was transferred to buyer's retirement plan.

          On June 29, 2001, the Company purchased from Global Crossing Limited ("Global Crossing") 100% of the stock of Frontier Corp.'s local exchange carrier subsidiaries under a stock purchase agreement. Certain nonbargaining employees covered under Frontier Group Employees' Retirement Savings Plan (the "Frontier Savings Plan") became eligible to participate in the Plan on July 1, 2001. The Frontier Savings Plan was a defined contribution plan established by Global Crossing to provide benefits to all nonbargaining employees, except for temporary, summer, and leased employees. Effective July 19, 2001, the Plan accepted a transfer of net assets of the portion of the Frontier Savings Plan in the amount of $55,101,421, comprised of the accounts of Business Employees (as defined in the Stock Purchase Agreement) who formerly participated in the Frontier Savings Plan, pursuant to the spin-off of such portion from the Frontier Savings Plan and merger of such portion into the Plan. The Plan administrator believes the above transaction was a tax-exempt transaction under the applicable provision of the Internal Revenue Code ("IRC") and, therefore, is not subject to Federal income tax. In addition, the Plan was amended and restated as adopted April 1, 2001 to be in compliance with certain tax laws.

          On November 30, 2001, the Company completed the sale of its Colorado Gas division to Kinder Morgan. In conjunction with the sale, the balances of participant accounts for those employees in the amount of $42,407 was transferred to buyer's retirement plan.

     (b)  Contributions

          Eligible employees may contribute, in 1% increments, up to 50% (16% prior to September 16, 2002) of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Prior to January 1, 1992, participants had an option to elect life insurance coverage as an investment vehicle. Beginning January 1, 1992, such option was discontinued, except that participants who elected life insurance coverage prior to January 1, 1992 could continue to make specific dollar allocations to purchase additional life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the investment options specified below.

          All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. No matching contributions shall be made with respect to a Participant's catch-up contributions.

          The Company contribution is determined for each Plan year by the Board of Directors of the Company. The Company contribution for the 2002 Plan year amounted to 50% of up to the first 6% of each Participant's Annual Base Compensation (as defined by the Plan) that a participant contributes not covered by collective bargaining agreements to the Plan. Company contributions for participants covered by collective bargaining agreements are made in accordance with the terms of the respective collective bargaining agreement. Through April 30, 2002, the Company contributions were invested entirely in the Citizens Communications Company stock fund unless a participant was age 55 or older in which case the participant could have elected to have the Company contribution invested in investments at his/her own discretion. In addition, at age 55 a participant can request to transfer previous Company contributions invested in the above common stock fund to other investment options.

          As of May 1, 2002, the Company contribution for non-union and certain union participants is no longer exclusively allocated to Citizens Communications Company common stock. The Company contributions for these participants made subsequent to May 1, 2002 are allocated to Plan investments following the same method of allocation as that for participant-directed investments. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors contingent upon the Company's exceeding financial targets.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and
          (b) Plan earnings or losses. Allocations are based on each participant's contribution, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are vested immediately in their contributions plus the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                                                        Vested percentage of
                                                      company contribution and
                Years of service                          related earnings
-------------------------------------------------    --------------------------

Less than 2 years                                                0%
2 years but less than 3 years                                   40%
3 years but less than 4 years                                   60%
4 years but less than 5 years                                   80%
5 years or more                                                100%


     (e)  Participant Loans

          Participants in the Plan may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions, after tax, and are credited to each Participant's account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to Putnam Investments ("Putnam"), the trustee of the Plan. In the event of termination of employment, a participant's loan may be repaid in full or the loan will be canceled and the participant's final distribution will be reduced by the amount of the outstanding loan balance.

     (f)  Payment of Benefits

          Distribution of benefits must begin either on or before April 1st of the year following the year the participant attains age 70 1/2. If the participant is still employed by the Company at age 70 1/2, he/she must take a minimum distribution of his/her balance on or before April 1st of the calendar year after the participant attains age 70 1/2.

          Upon termination of employment, a participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating participant's vested account balance exceeds $5,000, the participant may elect to defer his/her distribution.

     (g)  Forfeitures

          For the year ended December 31, 2002 forfeited nonvested Company contributions totaled $424,520. These amounts are used to reduce the obligation of the Company to make contributions to the Plan.

     (h)  Administrative Costs

          The majority of Plan administrative costs are paid by the Company.

     (i)  Investments

          The Plan offered the following investment options as of December 31, 2002:

                Citizens Communications Company Common Stock
                PIMCO Total Return Fund
                Putnam Growth and Income Fund
                Putnam OTC and Emerging Growth Fund
                Putnam International Growth Fund
                Putnam Vista Fund
                Putnam Voyager Fund
                Putnam Asset - Allocation Balanced Fund
                Putnam Stable Value Fund
                Putnam S & P 500 Index Fund

          The Plan has investments in Global Crossing common stock as a result of the transfer of net assets from the Frontier Savings Plan to the Plan. The Plan trustee will continue to hold such shares in trust for the benefit of the previous Global Crossing employees until such time as any such employee elects to dispose of his or her shares based upon the Stock Purchase Agreement. However, the Plan does not permit the participants to otherwise invest in Global Crossing common stock, whether with additional contributions made into the Plan, reallocation of other assets of a participant's account, or otherwise. On January 28, 2002, Global Crossing filed for bankruptcy. The value of the Plan's investment in Global Crossing common stock has declined significantly since December 31, 2001.

          Effective July 1, 2003, the Plan added ten new investment choices and eliminated three investment choices increasing to 17 the investment fund choices available to plan participants.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

          Certain reclassifications have been made to the financial statements for prior years to conform to current presentation.

     (c)  Investments

          The Plan's investments are stated at fair value, except for guaranteed investment contracts, which are valued at contract value as they are benefit responsive contracts. The investments in guaranteed investment contracts are stated at cost, which approximates fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Investments in collective trusts are valued at fair value based on the underlying net assets of the trust as reported by the sponsor of the collective trust. Common stock is valued at its quoted market price as of the end of the Plan year. Participant notes receivable are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments during 2002 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Plan as of December 31, 2002.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

     (d)  Benefits Paid

          Benefits are recorded when paid.

     (e)  Risks and Uncertainties

          The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

          The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company common stock, which is invested in the security of a single issuer.

     (f)  Adoption of New Accounting Pronouncement

          Effective January 1, 2001, the Plan adopted the Financial Accounting Standard Board's Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended. SFAS No.133, as amended, requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them. The adoption of SFAS No. 133 did not have an impact on the Plan's financial statements.

(3)  Investments

     The following presents investments that represent 5% or more of the Plan's net assets at the end of year:

                                                                        2002                   2001
                                                                 -------------------    -------------------

Citizens Communications Company common stock:
    Participant Directed, 4,099,978 and 2,589,353 shares,
      respectively                                                 $   43,254,776         $   27,602,505
    Nonparticipant Directed, 1,598,578 and 3,743,166 shares,
      respectively                                                     16,864,993             39,902,146
Putnam International Growth Fund                                       12,283,627             14,324,233
Putnam Stable Value Fund                                               41,598,318             35,375,673
Putnam S&P 500 Index Fund                                              44,441,510             59,137,507
PIMCO Total Return Fund                                                22,227,452             17,530,682


During 2002, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $26,028,790 as follows:

                Common stocks            $  (2,765,120)
                Mutual funds               (10,402,940)
                Collective trusts          (12,860,730)
                                        ----------------

                                         $ (26,028,790)
                                        ================

(4)  Nonparticipant-Directed Investments

     Information about the net assets available for benefits and significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follows:

                                                                    2002                   2001
                                                             -------------------    -------------------

    Net assets:
    Common Stock of the Company                               $    16,864,993        $    39,902,146
                                                             ===================    ===================

    Changes in net assets:
    Net depreciation in fair value of investments                  (1,760,283)            (9,923,345)
    Employer contributions                                          2,859,213              6,425,134
    Benefits paid to participants                                  (2,534,729)           (13,908,973)
    Transfers out                                                 (14,030,556)              (654,182)
    Other                                                          (7,570,798)              (383,322)
                                                             -------------------    -------------------

              Change in net assets                            $   (23,037,153)       $   (18,444,688)
                                                             ===================    ===================

(5)  Investment Contracts with Insurance Company

     The Plan entered into two investment contracts with Principal Mutual Life Insurance Company (Principal Mutual) and two investment contracts with Travelers Life and Annuity Company (Travelers). Principal Mutual and
     Travelers maintain the contributions in guaranteed investment contracts. These contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are included in the financial statements at contract value as reported to the Plan by Principal Mutual and Travelers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investments at contract value. During 2002, the Principal Mutual investments contracts matured and were not redeemed.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The yield and crediting interest rates for Travelers Guaranteed Investment Contracts are 6.12% for 2002. The yield and crediting interest rates for Principal Mutual Guaranteed Investment Contracts and Travelers Guaranteed Investment Contracts were 7.16% and 6.81% for 2001, respectively. The crediting interest rates are based on a formula agreed upon with the issuers. Such interest rates are fixed based on the contracts.

(6)  Related Party Transactions

     Certain Plan assets are invested in shares of mutual funds that are managed by Putnam. Putnam is the trustee as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company to Putnam amounted to $4,732 and $77,407 for the years ended December 31, 2002 and 2001, respectively.

(7)  Plan Termination

     The Company's Board of Directors has the right, under the terms of the Plan to discontinue Company contributions at any time and may terminate the Plan, subject to the terms of the ERISA.

(8)  Tax Status

     The Company received a favorable determination letter from the Internal Revenue Service dated September 24, 2002 stating that the plan continues to qualify under Section 401(a) of the Internal Revenue Code and the related trusts to be tax exempt under Section 501(a) of the Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with IRC.

     During 2002 and 2001 there were unintentional delays by the Company in submitting employee deferrals, loan repayments and matching contributions. The Company paid $32,235 to the Plan to compensate for lost earnings resulting from the delay, utilizing an earnings rate that was equivalent to the rate that would have been earned if the amounts had been invested in the fund that earned the highest rate of return in the Plan for the time periods during which the employee deferrals, loan repayments and matching Company contributions should have been invested. The Company has reported the 2001 transactions to the Internal Revenue Service and paid the applicable excise tax, and intends to report the 2002 transactions and pay the resulting excise tax on or before the applicable due date.

     The Company has identified certain unintentional errors in the operation of the Plan. The Company is currently reviewing all the relevant facts and circumstances of this situation and intends to take any necessary corrective measures, including contributing to the Plan to compensate for the potential loss in value of affected participants' accounts. The Company believes that the outcome of the correction process will not have a material effect on the Plan's financial statements.

(9)  Subsequent Events

     Effective January 1, 2002, the Company adopted "good faith" EGTRRA amendments to the Plan and to the Frontier Union 401(k) Savings Plan. Effective December 31, 2002, the Frontier Union 401(k) Savings Plan was merged into the Plan. The Plan was hereby amended and restated, effective January 1, 2003 (except as otherwise provided in the Plan), to reflect such merger, to reflect the introduction of Supplemental Profit Sharing Matches, and to reflect various administrative changes to the Plan.


                          Citizens 401(k) Savings Plan

        Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

                                December 31, 2002


                                                                                                                       Current
                  Identity of Issuer                                  Description of Investment                         value
-----------------------------------------------------------------------------------------------------------------------------------
*    Citizens Communications Company               Common Stock; 5,698,556 shares; cost at $ 57,063,704              $  60,119,769
*    Global Crossing Limited                       Common Stock; 1,474,254 shares                                           26,537
                                                                                                                    ---------------
                                                   Total common stocks                                                  60,146,306

*    PIMCO Total Return Fund                       Mutual Funds; 2,083,173 shares                                       22,227,452
*    Putnam Growth & Income Fund                   Mutual Funds; 257,466 shares                                          3,640,573
*    Putnam OTC and Emerging Growth Fund           Mutual Fund; 1,478,590 shares                                         7,452,094
*    Putnam International Growth Fund              Mutual Fund; 748,545 shares                                          12,283,627
*    Putnam Vista Fund                             Mutual Fund; 500,286 shares                                           2,996,712
*    Putnam Voyager Fund                           Mutual Funds; 685,410 shares                                          8,711,563
*    Putnam Asset Allocation - Balanced Fund       Mutual Fund; 144,668 shares                                           1,209,422
                                                                                                                    ---------------
                                                   Total mutual funds                                                   58,521,443

*    Putnam S&P 500 Index Fund - Collective Trust  Collective Trust; 2,053,674 shares                                   44,441,510
*    Putnam Stable Value Fund - Collective Trust   Collective Trust; 41,598,318 shares                                  41,598,318
                                                                                                                    ---------------
                                                   Total collective trust                                               86,039,828

     Travelers Life and Annuity                    Guaranteed investment contracts: maturity date 3/31/03; rate 6.81%    1,004,259
     Travelers Life and Annuity                    Guaranteed investment contracts: maturity date 3/31/03; rate 6.81%    4,258,472
                                                                                                                    ---------------
                                                   Total guaranteed investment contracts                                 5,262,731

*    Participant loans                             1,245 loans with interest rates range from 4.25% to 9.50%             8,348,562
                                                                                                                    ---------------

                                                                                                                     $ 218,318,870
                                                                                                                    ===============

     * Party -in-interest as defined by ERISA

                 See accompanying independent auditors' report.



                          Citizens 401(k) Savings Plan

            Schedule G, Part III - Schedule of Nonexempt Transactions

                          Year ended December 31, 2002



                                                                            Description of transaction
                                                 Relationship to             including maturity date,
                                                plan, employer or          rate of interest, collateral,    Current value
       Identity of party involved            other party-in-interest          par or maturity value            of asset
-----------------------------------------  ----------------------------   -------------------------------  -----------------
Citizens Communications Company            Plan sponsor                   Lost earnings associated             $ 2,400
                                                                          with employee contributions
                                                                          not timely remitted to the
                                                                          Plan



                 See accompanying independent auditors' report.

                          Citizens 401(k) Savings Plan



                                   Signatures
                                   ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.







                         Citizens 401(k) Savings Plan





                         By    /s/ Robert J. Larson
                           ----------------------------------------

                                   Robert J. Larson

                         Senior Vice President and Chief Accounting Officer



June 30, 2003

                          Independent Auditors' Consent



The Board of Directors
Citizens Communications Company:


We hereby consent to the incorporation by reference in Registration Statement (No. 33-48683) on Form S-8 and in Registration Statement (No. 333-61432) on Form S-8 of Citizens Communications Company of our report dated June 26, 2003, relating to the statements of net assets available for benefits of the Citizens 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and supplemental schedules as of and for the year ended December 31, 2002, which report appears in the annual report on Form 11-K of the Citizens 401(k) Savings Plan dated December 31, 2002.









                                                        /s/ KPMG LLP

New York, New York
June 26, 2003